Exhibit 99.1

JOINT PRESS RELEASE
GENERAL MARITIME CORPORATION AND ARLINGTON TANKERS LTD. TO MERGE IN A STOCK-FOR-STOCK
COMBINATION, TO CREATE A $2.0 BILLION ENTERPRISE VALUE COMPANY
Strategic Combination to Create Leading Crude and Products Tanker Company Focused on Achieving a
Sizeable Fixed Dividend and Capitalizing on Growth Opportunities
Balanced Chartering Strategy Offers Revenue and Cash Flow Stability with Upside Potential
NEW YORK, NEW YORK and HAMILTON, BERMUDA — August 6, 2008 — General Maritime Corporation (General Maritime) (NYSE: GMR) and Arlington Tankers Ltd. (Arlington Tankers) (NYSE: ATB) jointly announced today that they have entered into a definitive agreement whereby the two companies will combine in a stock-for-stock combination. Under the terms of the definitive agreement, approved unanimously by the Boards of Directors of both General Maritime and Arlington Tankers, shareholders of General Maritime will receive 1.340 shares of the combined company for each share of General Maritime held, and shareholders of Arlington Tankers will receive one share of the combined company for each share of Arlington Tankers held.
The combination will create a leading publicly traded tanker company and represents a highly strategic transaction for shareholders of both General Maritime and Arlington Tankers. Some of the key highlights of the combined company include:

-	Modern, diverse fleet of 31 vessels (approximately 4.0 million dwt) with an average age of 8.0 years with a presence in both crude and product segments

-	Management team with significant consolidation experience

-	Attractive balance between time charter and spot exposure to provide earnings and cash flow stability while allowing for additional upside from stronger tanker rates

-	Significant contracted revenue stream: approximately $450 million of revenues contracted through 2013

-	Improved financial flexibility to invest in growth, with a cash dividend target of $2.00 per share annually

-	Stronger platform for growth and well-positioned to be a leading consolidator in the industry

-	Combined market capitalization of approximately $1.1 billion, and a combined enterprise value of approximately $2.0 billion
Peter Georgiopoulos, Chairman, President and Chief Executive Officer of General Maritime, commented, “In merging General Maritime and Arlington Tankers, we have entered into a significant value creating transaction for the shareholders of both companies. We believe the new Company’s large diverse double-hull fleet, combined with its balanced chartering strategy, will offer shareholders stable cash flows as well as upside potential to the products and crude tanker markets. The combined company will further differentiate itself by having a sizeable fixed dividend target while retaining capital for growth. This approach, together with a strong financial position, bodes well for management to draw upon its considerable consolidation experience to capitalize on growth opportunities that meet strict return requirements. We believe our focus on growth, as well as the anticipated cash cost savings of the transaction, will position the combined company to increase earnings and pay substantial dividends to shareholders over the long-term.”
“General Maritime is the ideal partner to increase value for Arlington Tankers’ shareholders,” said Ed Terino, Chief Executive Officer, President and Chief Financial Officer of Arlington Tankers. “The combination of General Maritime and Arlington Tankers provides significant opportunities for long-term growth in shareholder value as a result of the larger and more-diverse fleet, stronger financial position and highly experienced team to actively manage and further expand the fleet. Complementing the combined company’s focus on fleet and earnings growth, I am pleased that our shareholders will have the opportunity to continue to receive attractive dividends supported by a balanced chartering strategy and a sizeable revenue stream.”
The combined company, to be named General Maritime Corporation, will be headquartered in New York City. Shares in the combined company will continue to be listed on the NYSE and trade under the ticker symbol “GMR”. Existing shareholders of General Maritime will own approximately 73% of the combined company and the existing shareholders of Arlington Tankers will own approximately 27% of the combined company. The combined company will be led by Peter Georgiopoulos as Chairman, John Tavlarios as President, Jeffrey Pribor as CFO and John Georgiopoulos as Executive Vice President, Treasurer and Secretary. General Maritime intends to discuss with Mr. Terino a consulting arrangement for assistance in the post-closing transition period. The Board of Directors of the combined company will consist of the six current General Maritime directors and one director from Arlington Tankers.
Together, General Maritime and Arlington Tankers are expected to generate revenue of approximately $353 million and EBITDA of approximately $235 million on a pro forma basis for 2008E. The combined company is expected to generate cash cost savings of approximately $7.5 million, as well as cost reductions relating to the General Maritime executive transition, in the first year of operations. The combined company expects to establish an initial annual dividend target, subject to determination by the combined company’s Board, of $2.00 per share, with additional upside through synergies and continued growth.
Both General Maritime and Arlington Tankers have the support of their existing bank groups and have received preliminary approvals to roll-over their respective debt facilities.
Peter Georgiopoulos concluded by saying, “In leading the combined Company, we intend to be steadfast in our pursuit of creating value for shareholders over the long-term. In seeking to accomplish this critical objective, we will draw upon management’s past success, which includes returning over $1 billion to shareholders and achieving total returns of 180% since going public in 2001. We are excited about the prospects of the combined company and will actively seek opportunities to grow the combined company’s strong portfolio of assets, while maintaining a stable dividend return to our enlarged shareholder base.”
The transaction is subject to the approval of the shareholders of both General Maritime and Arlington Tankers. Closing of the transaction is also subject to customary closing conditions and regulatory approvals, including expiration of the waiting period under Hart-Scott Rodino Act and similar approvals in other jurisdictions. The transaction is expected to close in the fourth quarter of 2008. Both General Maritime and Arlington Tankers are expected to pay their separate dividends for the third quarter of 2008, with the dividend for the fourth quarter of 2008 expected to be the first dividend paid by the combined company.
General Maritime also announced that, as noted above, contingent upon the closing of the proposed transaction, it expects Peter Georgiopoulos to remain as Chairman of the company and to step down as President and CEO with John Tavlarios becoming President of General Maritime. As Chairman, Mr. Georgiopoulos will continue to focus on strategy and transactional operations of the company. The company expects to achieve substantial cash cost savings for salary and support expenses in connection with this transition, and to make a payment to Mr. Georgiopoulos in connection with the termination of his employment agreement and as a bonus for 2008. Further details regarding these matters can be found in a Current Report on Form 8-K to be filed by General Maritime today.
UBS Investment Bank acted as financial advisor and Kramer Levin Naftalis & Frankel LLP acted as legal advisor to General Maritime. Jefferies & Company acted as financial advisor and Wilmer Cutler Pickering Hale and Dorr LLP acted as legal advisor to Arlington Tankers.

Conference Call Information
General Maritime and Arlington Tankers plan to host a joint conference call at 10:30 a.m. ET on Wednesday, August 6, 2008. All interested parties are invited to call in to +1 877-852-6573 within the United States or +1 719-325-4772 for international participants. A live webcast of the conference call and accompanying slide presentation will be available on General Maritime’s website at www.generalmaritimecorp.com in the Investor Relations Webcasts and Presentations section. The webcast will be available commencing Friday August 8, 2008 for 90 days and requires Windows Media Player. An audio replay of the conference call will be available commencing Friday August 8, 2008 through Friday, August 22, 2008 by calling +1 888-203-1112 within the United States or +1 719-457-0820 for international callers. The password for the replay is 6820046.

Press and Investor Contacts:
For General Maritime:	For Arlington Tankers:
Jeffrey D. Pribor	Edward Terino
Executive Vice President and CFO	CEO, President and CFO
General Maritime	ArlingtonTankers
+1 (212) 763-5600	+1 (203) 221-2765
Important Additional Information About This Transaction Will Be Filed With The SEC
In connection with the proposed transaction, General Maritime and Arlington Tankers will file with the SEC a Registration Statement on Form S-4 and General Maritime and Arlington Tankers will file with the SEC and mail to their respective shareholders a Joint Proxy Statement/Prospectus in connection with the proposed transaction. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully when it becomes available because it will contain important information about General Maritime, Arlington Tankers, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus (when available) and other related documents filed by General Maritime and Arlington Tankers with the SEC at the SEC’s website at www.sec.gov. The Joint Proxy Statement/Prospectus (when it is filed) and the other documents may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington Tankers’ website at www.arlingtontankers.com.
General Maritime and Arlington Tankers, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information regarding General Maritime’s directors and executive officers is contained in General Maritime’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 11, 2008, which are filed with the SEC. Information regarding Arlington Tankers’ directors and executive officer is contained in Arlington Tankers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 23, 2008, which are filed with the SEC. In addition, Mr. Georgiopoulos will receive benefits in connection with the executive transition discussed above as further described in the Report on Form 8-K to be filed by General Maritime today that is referenced above, and General Maritime intends to discuss with Mr. Terino a consulting arrangement for assistance in the post-closing transition period as referenced above. Furthermore, the Board of Directors of Arlington Tankers is contemplating the award of a bonus to Mr. Terino in the amount of $750,000 pursuant to Arlington Tankers’ 2008 Bonus Plan. A more complete description of such arrangements will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.
Further information regarding expected revenues and EBITDA of the combined company can be found in materials to be filed with the SEC today.

About General Maritime Corporation
General Maritime Corporation is a provider of international seaborne crude oil transportation services principally within the Atlantic basin which includes ports in the Caribbean, South and Central America, the United States, West Africa, the Mediterranean, Europe and the North Sea. They also currently operate tankers in other regions including the Black Sea and Far East. General Maritime Corporation currently owns and operates a fleet of 21 tankers — ten Aframax, and eleven Suezmax tankers with a carrying capacity of approximately 2.7 million dwt.
About Arlington Tankers Ltd.
Arlington Tankers Ltd. is an international, seaborne transporter of crude oil and petroleum products. Arlington Tankers’ fleet consists exclusively of eight, modern double-hulled vessels and is one of the youngest tanker fleets in the world, with an average vessel age of approximately 4.7 years. The fleet consists of two V-MAX tankers, which are specially designed very large crude carriers, two Panamax tankers and four Product tankers. All of Arlington Tankers’ vessels are employed on long-term time charters. Arlington Tankers was incorporated in Bermuda in September 2004. Arlington Tankers completed its initial public offering on the New York Stock Exchange on November 10, 2004.
“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations. Included among the important factors that, in General Maritime’s and Arlington Tankers’ view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: the ability to obtain the approval of the transaction by Arlington Tankers’ and General Maritime’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the ability to realize the expected benefits to the degree, in the amounts or in the timeframe anticipated; the ability to integrate Arlington Tankers’ businesses with those of General Maritime in a timely and cost-efficient manner; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs, including, without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of General Maritime’s or Arlington Tankers’ vessels or applicable maintenance or regulatory standards (which may affect, among other things, the combined company’s anticipated drydocking or maintenance and repair costs); changes in the itineraries of General Maritime’s or Arlington Tankers’ vessels; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, General Maritime’s agreements to acquire vessels, and other factors listed from time to time in General Maritime’s or Arlington Tankers’ filings with the Securities and Exchange Commission, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and their respective subsequent reports on Form 10-Q and Form 8-K. The ability of General Maritime, Arlington Tankers, or the combined company to pay dividends in any period will depend upon factors including applicable provisions of law and the final determination by the Board of Directors each quarter after its review of the combined company’s financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. General Maritime and Arlington Tankers disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.